Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2013

On February 28, 2014, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed the following resolution to hold the annual general meeting of shareholders on March 21, 2014.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 21, 2014; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 51, Sogong-ro,

(203 Hoehyon-dong 1-ga) Jung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements for the fiscal year 2013

2)	Appointment of non-standing directors

2)-1 2)-2 2)-3 2)-4	Candidate for non-standing director: Sang-Keun Oh Candidate for non-standing director: Kang-Shik Choi Candidate for non-standing director: Seong-Yeal Lim Candidate for non-standing director: Min Chang

3)	Appointment of candidates for the members of the Audit Committee

3)-1 3)-2 3)-3 3)-4 3)-5
Candidate for member of the Audit Committee: Hee-Yul Chai
Candidate for member of the Audit Committee: Sang-Keun Oh
Candidate for member of the Audit Committee: Kang-Shik Choi
Candidate for member of the Audit Committee: Seong-Yeal Lim
Candidate for member of the Audit Committee: Min Chang

4)	Approval of directors’ compensation limit

•	Agenda details

- Details regarding candidates for non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Sang-Keun Oh	Apr. 27, 1956	1 year /New Appointment
- Current) Professor, Economics, Dong-A University
- Dean, Department of Economics, Dong-A University
- Director, The Korean Economic Association
- Ph.D. in Economics, University of Wisconsin-Madison
- MA, Economics, Seoul National University
- BA, Economics, SungKyunKwan University

Kang-Shik Choi	Aug. 2, 1960	1 year /New Appointment
- Current) Professor, School of Economics, Yonsei University
Dean, University College, Yonsei University
- Director, The Korean Economic Association
- Dean, Dept. of Knowledge & Information, Myongji University
- Research Fellow & Director, Korea Labor Institute
- Ph.D. in Economics, Yale University
- MA, Economics, Yonsei University
- BA, Economics, Yonsei University

Seong-Yeal Lim	May 27, 1963	1 year /New Appointment
- Current) Director, Planning & Coordination Department,
Korea Deposit Insurance Corporation
- Director, Risk Management Department,
Korea Deposit Insurance Corporation
- MPA, Seoul National University
- BA, Economics, Seoul National University

Min Chang	Jan. 24, 1965	1 year /New Appointment
- Current) Director, Research Coordination Division,
Korean Institute of Finance
- Advisor to the Chairman, Financial Services Commission
- Director, Monetary Policy Planning & Coordination Team,
Bank of Korea
- Ph.D. in Economics, Michigan State University
- BA, Economics, Seoul National University

- Details regarding candidates for Audit Committee members

Name	Date of Birth	Term / Appointment	Career & Academic Background
Hee-Yul Chai	Jan. 23, 1960	1 year /New Appointment
- Current) Professor, Economics, Kyonggi University
- Dean of Academic Affairs, Kyonggi University
- Non-Executive Director, Financial Services Commission
- Associate Professor, University of Lille, France
- Ph.D. in Economics, University of Paris X, France
- BA, Economics, Seoul National University

Sang-Keun Oh	Apr. 27, 1956	1 year /New Appointment
- Current) Professor, Economics, Dong-A University
- Dean, Department of Economics, Dong-A University
- Director, The Korean Economic Association
- Ph.D. in Economics, University of Wisconsin-Madison
- MA, Economics, Seoul National University
- BA, Economics, SungKyunKwan University

Kang-Shik Choi	Aug. 2, 1960	1 year /New Appointment
- Current) Professor, School of Economics, Yonsei University
Dean, University College, Yonsei University
- Director, The Korean Economic Association
- Dean, Dept. of Knowledge & Information, Myongji University
- Research Fellow & Director, Korea Labor Institute
- Ph.D. in Economics, Yale University
- MA, Economics, Yonsei University
- BA, Economics, Yonsei University

Seong-Yeal Lim	May 27, 1963	1 year /New Appointment
- Current) Director, Planning & Coordination Department,
Korea Deposit Insurance Corporation
- Director, Risk Management Department,
Korea Deposit Insurance Corporation
- MPA, Seoul National University
- BA, Economics, Seoul National University

Min Chang	Jan. 24, 1965	1 year /New Appointment
- Current) Director, Research Coordination Division,
Korean Institute of Finance
- Advisor to the Chairman, Financial Services Commission
- Director, Monetary Policy Planning & Coordination Team,
Bank of Korea
- Ph.D. in Economics, Michigan State University
- BA, Economics, Seoul National University